The Universal Institutional Funds, Inc. - US Real Estate Portfolio
Item 77O- Transactions effected pursuant to Rule 10f-3

Securities Purchased: Digital Realty Trust Inc.
Purchase/Trade Date: 6/27/12
Offering Price of Shares: $72.250
Total Amount of Offering:  10,000,000shares
Amount Purchased by Fund: 10,000 shares
Percentage of Offering Purchased by Fund: 0.100
Percentage of Fund's Total Assets: 0.15
Brokers: BofA Merrill Lynch, Citigroup, Credit Suisse, Deutsche Bank Securities, Goldman, Sachs & Co., JP Morgan, Morgan Stanley, Barclays, Raymond James, RBC Capital Markets, Wells Fargo Securities, Evercore Partners, HSBC, JMP Securities, Mitsubishi UFJ Securities, Mizuho Securities, Piper Jaffrey, Scotiabank, SMBC Nikko, Stifel Nicolaus Weisel, SunTrust Robinson Humphrey
Purchased from:  Merrill Lynch